Ingenuity Capital Trust
                               26888 Almaden Court
                               Los Altos, CA 94022

                                 January 3, 2000

Paul, Hastings, Janofsky & Walker LLP
555 South Flower Street
Los Angeles, California  90071

     Re: Reorganization of Firsthand Medical Specialists Fund, a series of
         Firsthand Funds, into Ingenuity Medical Specialists Fund, a series of Ingenuity Capital Trust
         ----------------------------------------------------------------------

Ladies and Gentlemen:

                  This letter is furnished to you in connection with the opinions to be rendered to Firsthand Medical Specialists Fund (the "Acquired Fund"), a series of the Firsthand Funds, a Delaware business trust (the "Firsthand Trust"), with respect to certain Federal income tax matters in connection with the reorganization by and between the Ingenuity Medical Specialists Fund (the "Acquiring Fund"), a series of the Ingenuity Capital Trust, a Delaware business trust (the "Ingenuity Capital Trust") and the Acquired Fund, whereby: (i) the Acquired Fund will transfer substantially all of its assets to the Acquiring Fund in exchange solely for a number of shares of voting common stock of the Acquiring Fund which represents 50 percent or more of the aggregate voting shares of the Acquiring Fund and the assumption of the Acquired Fund's liabilities; (ii) the Acquired Fund will distribute, in complete liquidation, the Acquiring Fund shares received by the Acquired Fund to the shareholders of the Acquired Fund in exchange for their shares in the Acquired Fund; and (iii) the Acquired Fund will dissolve as soon as practicable thereafter. The opinion will be rendered in connection with the transaction described in the Agreement and Plan of Reorganization dated as of January 3, 2000, by and among the Firsthand Trust, on behalf of the Acquired Fund, and the Ingenuity Capital Trust, on behalf of the Acquiring Fund (the "Reorganization Agreement"), and adopts the applicable defined terms therein.

                  A. The fair market value of the shares of the Acquiring Fund received by each shareholder of the Acquired Fund will be approximately equal to the fair market value of the shares of the Acquired Fund surrendered in the exchange.

                  B. There is no plan or intention by the Acquiring Fund or any person related to the Acquiring Fund, as defined in section 1.368-1(e)(3) of the Treasury Regulations to acquire or redeem any of the stock of Acquiring Fund issued in the transaction either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions in the ordinary course of the Acquiring Fund's business as an open-end investment company, as required by section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act"). For this purpose, section 1.368-1(e)(3) of the Treasury Regulations generally provides that two corporations are related if they are members of the same affiliated group (i.e., one or more chains of corporations connected through stock ownership with a common parent corporation where: (i) stock with at least 80% of the total voting power and value of each corporation in the chain is owned directly by one or more of the other corporations in the chain; and (ii) the common parent owns directly stock with at least 80% of the voting power and value of at least one of the corporations in the chain for consolidated return purposes ("Affiliated Group Relationship") or if one corporation owns stock possessing at least 50% or more of the voting power or value of the other corporation (the "Parent-Subsidiary Relationship").

                  C. Prior to or in the transaction, neither the Acquiring Fund nor any person related to the Acquiring Fund (having either the Affiliated Group Relationship or the Parent-Subsidiary Relationship) will have acquired directly or through any transaction, agreement or arrangement with any other person, stock of the Acquired Fund with consideration other than shares of the Acquiring Fund.

                  D. The Acquiring Fund will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Acquired Fund immediately prior to the transaction. For purposes of this representation, amounts used by the Acquired Fund to pay its reorganization expenses, amounts paid by the Acquired Fund to shareholders who receive cash or other property, and all redemptions and distributions (except for distributions and redemptions occurring in the ordinary course of the Acquired Fund's business as an investment company) made by the Acquired Fund immediately preceding the transfer have been included as assets of the Acquired Fund held immediately prior to the transaction.

                  E. After the transaction, the shareholders of the Acquired Fund will be in control of the Acquiring Fund within the meaning of Section 368(a)(2)(H) of the Internal Revenue Code of 1986, as amended (the "Code"), which provides that control means the ownership of shares possessing at least 50 percent of the total combined voting power of all classes of shares entitled to vote, or at least 50 percent of the total value of all classes of shares.

                  F. The Acquiring Fund has no plan or intention to reacquire any of its shares issued in the transaction, except for acquisitions made in the ordinary course of its business as a series of an investment company.

                  G. The Acquiring Fund has no plan or intention to sell or otherwise dispose of any of the assets of the Acquired Fund acquired in the transaction, except for dispositions made in the ordinary course of its business as a series of an investment company.

                  H. Following the transaction, the Acquiring Fund will continue the historic business of the Acquired Fund or use a significant portion of the Acquired Fund's historic business assets in a business.

                  I. At the time of the transaction, the Acquiring Fund did not and will not have any outstanding warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire shares in the Acquiring Fund that, if exercised or converted, would affect the Acquired Fund's shareholders' acquisition or retention of control of the Acquiring Fund, as defined in Section 368(a)(2)(H) of the Code, which provides that control means the ownership of shares possessing at least 50 percent of the total combined voting power of all classes of shares entitled to vote, or at least 50 percent of the total value of all classes of shares.

                  J. There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

                  K. The Acquiring Fund meets the requirements of a regulated investment company as defined in Sections 368(a)(2)(F)(ii) and (iii) of the Code. Section 368(a)(2)(F)(ii) requires that not more than 25% of the value of the investment company's total assets is invested in the stock and securities of any one issuer and not more than 50% of the value of its total assets is invested in the stock and securities of 5 or fewer issuers. Section 368(a)(2)(F)(iii) requires that 50% or more of the value of the investment company's total assets are stock and securities and 80% or more of the value of its total assets are assets held for investment.

                          Very truly yours,

                          Ingenuity Capital Trust, a Delaware business trust, on behalf of Ingenuity Medical Specialists Fund series

                          By: __________________________________
                              Kendrick W. Kam
                              Chairman of the Board and President